Exhibit 2
Management’s Discussion and Analysis
(Tabular dollar amounts are shown in thousands of US dollars, except where noted)
Years ended December 31, 2007 and 2006
INDEX

10	Overview

11	Our Strategy

13	How We Analyze Our Business

15	Financial Highlights

15	Production Summary

17	Results of Operations

22	Liquidity and Capital Resources

27	Risk Factors and Risk Management

34	Outlook

34	Critical Accounting Estimates

36	New Canadian Accounting Standards Adopted in 2007

36	Anticipated Changes to Canadian Generally Accepted Accounting Principles

37	Supplemental Non-GAAP Measures

38	Quarterly Financial Data (Unaudited)

38	Selected Annual Information

39	Controls and Procedures

40	Forward-Looking Statements
METHANEX Annual Report 2007 Management’s Discussion and Analysis      09

Management’s Discussion and Analysis
(Tabular dollar amounts are shown in thousands of US dollars, except where noted)
Years ended December 31, 2007 and 2006
This Management’s Discussion and Analysis is dated February 29, 2008 and should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2007. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). We use the United States dollar as our reporting currency. Except where otherwise noted, all dollar amounts are stated in United States dollars.
Canadian GAAP differs in some respects from accounting principles generally accepted in the United States (US GAAP). Significant differences between Canadian GAAP and US GAAP are described in note 17 to our consolidated financial statements.
At February 29, 2008 we had 96,488,054 common shares issued and outstanding and stock options exercisable for 778,966 additional common shares.
Additional information relating to Methanex, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
OVERVIEW
Methanex is the world’s largest supplier of methanol. Our production hubs in Chile and Trinidad have an annual production capacity of 5.8 million tonnes and represent a substantial proportion of our current annual production capacity. We also produce methanol from our flexible production facilities in New Zealand. In addition to the methanol we produce, we purchase methanol produced by others under methanol offtake contracts and on the spot market in order to meet customer requirements and support our marketing efforts. Our total sales volumes in 2007 were 6.6 million tonnes representing approximately 17% of estimated global demand for methanol. We believe our global positioning, including an extensive network of storage terminals and expertise in the global distribution of methanol, is a competitive advantage.
Methanol is a liquid chemical which has historically been produced from natural gas and is increasingly produced from coal, particularly in China. Approximately 75% of all methanol is used to produce formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. These derivatives are used to manufacture a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the energy sector. Methanol is used to produce MTBE, a gasoline component, and there are growing markets for using methanol in energy applications such as dimethyl ether (DME), direct blending into gasoline and biodiesel.
Due to the diversity of the end products in which methanol is used, demand for methanol is influenced by a broad range of economic, industrial and environmental factors. The global demand for methanol in 2007 is estimated at approximately 40 million tonnes.
10     METHANEX Annual Report 2007 Management’s Discussion and Analysis

OUR STRATEGY
Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to our customers. The key elements of our strategy are global leadership, operational excellence and value creation.
Global leadership
We are the leading supplier of methanol to the major international markets of North America, Asia Pacific and Europe, as well as Latin America. Our industry leadership has enabled us to play a role in industry pricing through the publication of Methanex reference prices in each major market and most of our customer contracts now use Methanex published reference prices as the basis for pricing.
Our expertise in the global distribution of methanol and our investments in supply infrastructure enable us to enhance value by providing reliable and secure supply to customers. For example, during the second half of 2007, the methanol industry experienced a severe supply shortage caused by several planned and unplanned supplier outages, including outages at our own production facilities in Chile — refer to the Production Summary section on page 15 for more information. Using our flexible global distribution and supply network we were able to adjust our operations and meet our commitments to customers during this period of severe market tightness.
We continue to actively investigate options to grow our production capacity over the long term in order to maintain our leadership position in the industry. In May 2007, we completed the financing for our new project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We are developing the project through a joint venture in which we have a 60% interest and marketing rights for 100% of the production. We expect this facility to begin commercial operations in early 2010.
We permanently closed the Kitimat production facility in 2005 and converted the site into a terminal for storing and transporting methanol as well as other products. During 2007, this site has allowed us to further enhance our distribution network and to cost-effectively supply methanol to customers in the Pacific Northwest region of North America. In 2007, we also added additional storage capacity in Vancouver, Washington.
In the Asia Pacific region in 2007, we added additional storage capacity in Zhangjiagang, China and expanded our offices in Shanghai and Hong Kong in order to enhance our customer service and industry positioning in this region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol market in China and other countries in Asia. Our strengthening presence in Asia has also helped us to identify several opportunities to develop applications for methanol in the energy sector. In September 2007, we purchased a 20% interest in a 200,000 tonne per year DME facility in China from the XinAo Group for $5 million. This DME facility represents the first phase of plans to expand the annual DME capacity of this site to one million tonnes. Through our 20% interest in the first phase, we have the ability to participate in the future phases of the site. In December 2007, we also entered into a memorandum of understanding to develop a similar DME facility in Egypt through a joint venture. The joint venture will include Methanex and the XinAo Group as minority interests, with the government-owned Egyptian Petrochemicals Holding Company (EChem) holding the majority interest. EChem is also a joint venture partner in our new methanol project in Egypt.
During 2007, we also opened an office in Dubai, UAE to enhance our corporate presence and capitalize on future opportunities in the Middle East.
METHANEX Annual Report 2007 Management’s Discussion and Analysis      11

Operational Excellence
We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and distribution processes, human resources, corporate governance practices and financial management.
To differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to our customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk minimization approach developed by the Canadian Chemical Producers’ Association, we believe we have reduced the likelihood of unplanned shutdowns and lost-time incidents and have achieved an excellent overall environmental and safety record.
Our Corporate Social Responsibility (CSR) policy is a natural extension of our Responsible Care ethic and encompasses corporate governance, employee engagement and development, community involvement and social investment.
Value Creation
Maintaining a competitive cost structure is an important element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by our drive to maintain and enhance our competitive cost structure and return value to shareholders. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.
Natural gas is the primary feedstock at our methanol production facilities. An important element of our strategy is to ensure long-term security of natural gas supply. Our production facilities in Chile represent 3.8 million tonnes of annual production capacity and, when operating at capacity, we would source approximately 60% of their natural gas feedstock from Argentina. The remainder of our natural gas supply to our Chile facilities is from natural gas suppliers in Chile.
Over the past few years, we have experienced ongoing challenges to the cost and security of natural gas supply from Argentina. The government of Argentina has significantly increased the export duty on natural gas from Argentina and since June 2007, has curtailed all of the natural gas supply from Argentina to our Chile facilities. Future purchases of natural gas from suppliers in Argentina will depend on whether natural gas exports are reinstated by the Argentina government, whether we can reach commercially acceptable arrangements with our gas suppliers and other factors. Refer to the Risk Factors and Risk Management section on page 27 for more information.
We believe that the solution to these issues of natural gas supply from Argentina is to source more natural gas from suppliers in Chile. We are actively pursuing investment opportunities to accelerate natural gas exploration and development in areas of southern Chile that are relatively close to our production facilities. During 2007, we signed an agreement with one of our suppliers in Chile, GeoPark Chile Limited (GeoPark), under which we will provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. Under the arrangement, GeoPark will also provide us with natural gas supply under a 10-year exclusive supply agreement. As a result, GeoPark currently supplies us with approximately 4% of our natural gas requirements for our Chile facilities and we believe natural gas supply from GeoPark will increase over time.
In November 2007, the government of Chile completed its first international bidding round to assign oil and gas exploration areas which lie close to our production facilities. Five international oil and gas companies were successful in the bidding process and exploration and development activities in these areas in southern Chile are expected to commence during the first half of 2008. We are optimistic that this activity will ultimately provide us with more secure long-term gas supply for our plants in Chile.
Our production facilities in Trinidad represent 1.9 million tonnes of annual competitive cost production capacity. These facilities are underpinned by long-term take-or-pay natural gas purchase agreements that vary with methanol prices. During 2007 we had excellent operating performance at these facilities and produced at 96% of design capacity.
12     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

We have positioned our facilities in New Zealand as flexible production assets. These assets include our 530,000 tonne per year production facility in Waitara Valley which we have operated over the past few years, as well as our two Motunui facilities that are currently idle and have a total annual operating capacity of up to 1.9 million tonnes. We recently announced our intention to restart one idled 900,000 tonne per year Motunui methanol plant in mid-2008. We expect to continue to operate the Waitara Valley facility until the Motunui plant restarts.
The strategic location of our Chile, Trinidad and New Zealand production sites allows us to deliver methanol cost-effectively to our customers in Asia Pacific, Europe, North America and Latin America.
We believe the 1.3 million tonne methanol facility in Egypt, expected to be completed in early 2010, will further enhance our competitive positioning with its low cost structure and excellent location to supply the European market.
The cost to distribute methanol from our production facilities to our customers is also a significant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs. We seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.
We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. Where there are opportunities to grow our position in the methanol industry we apply a disciplined approach, which includes target return criteria. We also believe that it is prudent to maintain a conservative balance sheet and we have established a track record of maintaining a reasonable balance between growing our business and returning excess cash to shareholders.
Over the past two years, we have achieved an average annual return on capital employed of approximately 22% (refer to the Supplemental Non-GAAP Measures section on page 37). Over the same period, we have also returned a total of $500 million of cash to shareholders through a combination of share repurchases and dividends.
HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to the Supplemental Non-GAAP Measures section on page 37 for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and sell methanol on a commission basis. In analyzing the changes in Adjusted EBITDA, we separately analyze the results of Methanex-produced methanol sales from purchased methanol sales as the margin characteristics of each are very different.
METHANEX ANNUAL REPORT 2007 Management’s Discussion and Analysis     13

Methanex-Produced Methanol
The level of Adjusted EBITDA is highly dependant on the margin earned from Methanex-produced methanol from our facilities in Chile, Trinidad and New Zealand. Sales volumes of Methanex-produced methanol depend on the amount of production from these methanol facilities, which in turn is based on how well the plants operate, the timing of scheduled maintenance and other factors. Our analysis of Adjusted EBITDA separately discusses the impact of changes in average realized price, sales volumes and cash costs for our Methanex-produced methanol.
The price, cash cost and volume variances included in Adjusted EBITDA analysis for Methanex-produced methanol are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of Methanex-produced methanol multiplied by the current period sales volume of Methanex-produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of Methanex-produced methanol. Accordingly, the selling price of Methanex-produced methanol will differ from the selling price of purchased methanol.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the sales volume of Methanex-produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in consolidated selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of Methanex-produced methanol.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in the sales volumes of Methanex-produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of Methanex-produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina natural gas export duties per tonne).

Purchased Methanol
We augment our marketing operations by purchasing methanol from other producers. This provides flexibility in our supply chain to optimize shipping costs and respond to changes in production levels and customer requirements. The amount of methanol we purchase from others will depend on these and other factors and consequently sales of purchased product vary from period to period. Sales of purchased methanol represent a lower proportion of Adjusted EBITDA because the cost of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on Adjusted EBITDA is discussed on a net margin basis.
Commission Sales
We also sell methanol on a commission basis. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility in Trinidad that we do not own.
14     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

FINANCIAL HIGHLIGHTS

($ Millions, except where noted)	2007	2006

Sales volumes (thousands of tonnes):
Methanex-produced methanol	4,569	5,310
Purchased methanol	1,453	1,101
Commission sales[1]	590	584
	6,612	6,995
Methanex average non-discounted posted price ($ per tonne)[2]	451	396
Average realized price ($ per tonne)[3]	375	328
Revenue	2,266	2,108
Adjusted EBITDA[4]	652	800
Net income	376	483
Income before unusual items (after-tax)[4]	376	457
Basic net income per share	3.69	4.43
Diluted net income per share	3.68	4.41
Diluted income before unusual items (after-tax) per share[4]	3.68	4.18
Cash flows from operating activities[4,5]	494	623
Common share information (millions of shares):
Weighted average number of common shares outstanding	102	109
Diluted weighted average number of common shares outstanding	102	109
Number of common shares outstanding	98	106

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available on our website at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commission income, divided by total sales volumes of produced and purchased methanol.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 37 for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represent cash flows from operating activities before changes in non-cash working capital.
PRODUCTION SUMMARY
The following table details the annual operating capacity and production for our facilities that operated in 2007 or 2006:

	Annual
(Thousands of tonnes)	Operating Capacity[1]	2007	2006

Chile I, II, III and IV (Chile)	3,840	1,841	3,186
Atlas (Trinidad) (63.1% interest)	1,073	982	1,057
Titan (Trinidad)	850	861	864
Waitara Valley (New Zealand)	530	435	404

	6,293	4,119	5,511

[1]	The annual operating capacities shown in the above table may be higher than the original design capacity as a result of efficiencies gained through improvements and experience at our plants.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     15

Chile
Our methanol facilities in Chile produced 1.8 million tonnes during 2007 compared with production capacity in 2007 of 3.8 million tonnes. We have natural gas supply contracts for approximately 60% of our natural gas requirements for our production facilities in Chile from natural gas suppliers in Argentina that are affiliates of international oil and gas companies. From mid-June 2007, we have not received any natural gas supply from Argentina and this resulted in approximately 1.6 million tonnes of lost production during 2007. In mid-June, a compressor failure seriously impacted the natural gas delivery infrastructure in the province of Tierra del Fuego in Argentina and this issue, combined with increased domestic demand for natural gas in Argentina as a result of cold temperatures in the winter months, resulted in the curtailment of all of our natural gas supply from Argentina. During the third quarter of 2007, the compressor issue was resolved and the domestic demand for natural gas in Argentina stabilized with warmer temperatures. We believe that there currently is sufficient natural gas production capability in the region to meet our full contracted supply from Argentina and that all pipeline capacity to transport natural gas from southern Argentina to the more populated areas in central Argentina is full. However, the government of Argentina has not yet permitted the restoration of natural gas supply to our facilities for reasons which we believe include maintaining domestic natural gas reserves that have decreased due, in part, to a lower level of oil and gas exploration and development activity in Argentina.
We have natural gas contracts for approximately 40% of our natural gas requirements for our production facilities in Chile from natural gas suppliers in Chile, primarily from Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, and from GeoPark Chile Limited (GeoPark). As a result of our Argentinean natural gas supply issues, all of the methanol production at our Chile facilities in the second half of 2007 was produced with natural gas from Chile. During 2007, we received less than our full natural gas supply from ENAP, our primary gas supplier in Chile, as a result of ongoing deliverability and production issues and this resulted in methanol production losses of approximately 0.4 million tonnes.
We believe the solution to these issues of natural gas supply from Argentina is to source more natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP and GeoPark to help accelerate natural gas exploration and development in southern Chile. Both parties are undertaking gas exploration and development programs in areas that are relatively close to our production facilities. Their exploration and development efforts are encouraging, with both ENAP and GeoPark recently announcing discoveries of commercial gas in this area. On November 26, 2007, we announced that we signed an agreement with GeoPark under which we will provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell Block in southern Chile. Under the arrangement, GeoPark will also provide us with natural gas supply sourced from the Fell Block under a 10-year exclusive supply agreement. In 2007, GeoPark increased deliveries to our plants. We expect our natural gas supply from GeoPark to increase further over time. In November 2007, the government of Chile completed its first international bidding round to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Exploration and development activities in these areas in southern Chile are expected to begin during the first half of 2008. We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Refer to the Risk Factors and Risk Management — Chile section on page 27 for more information.
Trinidad
During 2007, our Trinidad facilities operated well and produced a total of 1.8 million tonnes compared with 1.9 million tonnes during 2006. We completed planned maintenance activities at our Atlas facility during the first half of 2007 and this reduced production by approximately 100,000 tonnes.
16     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

New Zealand
We have positioned our facilities in New Zealand as flexible production assets. These assets include our 530,000 tonne per year production facility in Waitara Valley which we have operated over the past few years, as well as our Motunui facilities that have a total annual operating capacity of up to 1.9 million tonnes. During 2007, we produced 435,000 tonnes, or 82% of total capacity, at our Waitara Valley facility compared with 404,000 tonnes during 2006. Production in 2007 was lower than capacity at this facility primarily as a result of planned maintenance activities that were completed in November 2007. We have secured sufficient natural gas supply that will allow us to produce at this facility until at least mid-2008.
We recently announced our intention to restart one idled 900,000 tonne per year Motunui methanol plant in mid-2008. We expect to continue to operate the Waitara Valley facility until the Motunui plant restarts. The continued operations of the flexible New Zealand facilities is dependant upon industry supply and demand and the availability of natural gas on commercially acceptable terms.
RESULTS OF OPERATIONS

($ Millions, except where noted)	2007	2006

Consolidated statements of income:
Revenue	$2,266	$2,108
Cost of sales and operating expenses	1,614	1,308

Adjusted EBITDA[1]	652	800
Depreciation and amortization	112	107

Operating income	540	693
Interest expense	(44)	(45)
Interest and other income	27	10
Income taxes	(147)	(175)

Net income	$376	$483
Income before unusual items (after-tax)[1]	$376	$457

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 37 for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.
Revenue
There are many factors that impact our global and regional revenue levels. The methanol business is a global commodity industry affected by supply and demand fundamentals. Due to the diversity of the end products in which methanol is used, demand for methanol largely depends upon levels of industrial production, the value of energy and changes in general economic conditions, which can vary across the major international methanol markets.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     17

Revenue for 2007 was $2.3 billion compared with $2.1 billion during 2006. Total sales volumes of produced and purchased methanol during 2007 were 6.0 million tonnes compared with 6.4 million tonnes in 2006. The increase in revenue was primarily due to our higher average realized price in 2007 compared with 2006, which was partially offset by lower sales volumes. We experienced a significant increase in methanol pricing towards the latter half of 2006 due to tight supply conditions brought on by planned and unplanned supplier outages. We entered 2007 with tight market conditions due to these industry supply constraints combined with high global energy prices and healthy demand. The supply and demand fundamentals improved and prices moderated in the first half of 2007. During the latter half of 2007, significant planned and unplanned supplier outages, including outages at our own facilities in Chile, caused a severe shortage of global inventories. This led to another significant increase in pricing that continued throughout the fourth quarter of 2007. Our average realized price for 2007 was $375 per tonne compared with $328 per tonne in 2006. Our higher average realized price during 2007 increased revenue by $285 million compared with 2006 while lower sales volumes decreased revenue by $127 million.
The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish non-discounted reference prices for each major methanol market and offer discounts to customers based on various factors. Our average non-discounted published reference price for 2007 was $451 per tonne compared with $396 per tonne in 2006. Our average realized price was approximately 17% lower than our average non-discounted published reference price for both 2007 and 2006.
We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. In 2007, sales under these contracts represented approximately 22% of our total sales volumes. The discount from our non-discounted published reference prices is expected to narrow during periods of lower pricing.
Distribution of Revenue
The distribution of revenue for 2007 and 2006 is as follows:

($ Millions, except where noted)	2007		2006

Canada	$237	10%	$167	8%
United States	753	33%	679	32%
Europe	500	22%	494	23%
Korea	259	11%	213	10%
Japan	148	7%	158	8%
Other Asia	142	7%	203	10%
Latin America	227	10%	194	9%

	$2,266	100%	$2,108	100%

Our revenue distribution for 2007 is relatively comparable to 2006 except for changes in Canada and Other Asia. Revenue related to customers in Canada as a proportion of our total revenue increased as a result of our increased marketing efforts in the Pacific Northwest region of North America. Our Kitimat terminal is a convenient base to supply this market. Revenue related to customers in Other Asia decreased as a proportion of our total revenue as a result of a decrease in sales volumes in China in 2007. When prices are high we believe China has an incentive to operate at higher production rates which reduces the requirement for imports and provides an economic incentive to export.
18     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

Adjusted EBITDA
We review our results of operations by analyzing changes in the components of Adjusted EBITDA. The operating results for our production facilities represent a substantial proportion of Adjusted EBITDA and, accordingly, we separately discuss changes in average realized price, sales volumes and total cash costs related to these facilities. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others which we refer to as purchased methanol. Sales of purchased methanol represent a lower proportion of Adjusted EBITDA and, accordingly, the analysis of purchased methanol is discussed on a net margin basis.
2007 Adjusted EBITDA was $652 million compared with $800 million in 2006. The decrease in Adjusted EBITDA of $148 million resulted from changes in the following:

($ Millions)	2007 vs. 2006

Methanex-produced methanol:
Average realized price	$181
Sales volumes	(161)
Total cash costs[1]	(187)

(167)
Margin on the sale of purchased methanol	19

Decrease in Adjusted EBITDA	$(148)

[1]	Includes cash costs related to methanol produced at our facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.
Average Realized Price
The higher average realized price of Methanex-produced methanol increased Adjusted EBITDA by $181 million.
Sales Volumes
Sales volumes of Methanex-produced methanol for the year ended December 31, 2007 were lower by 741,000 tonnes compared with 2006 primarily as a result of lower production in Chile (refer to the Production Summary section on page 15 for more information). Lower sales volumes in 2007 decreased Adjusted EBITDA by $161 million compared with 2006.
Total Cash Costs
Cash costs for Methanex-produced methanol were higher in 2007 compared with 2006 and this decreased Adjusted EBITDA by $187 million. The primary changes in cash costs were as follows:

($ Millions)	2007 vs. 2006

Higher natural gas costs and other costs related to higher methanol prices	$96
Impact of sharing the cost of Argentina export duties	53
Higher distribution costs	27
Lower selling, general and administrative expenses	(7)
Unabsorbed fixed production costs	18

$187

METHANEX   Annual Report 2007   Management’s Discussion and Analysis     19

Higher Natural Gas Costs and Other Costs Related to Higher Methanol Prices
Natural gas supply contracts for our assets in Chile, Trinidad and New Zealand include base and variable price components to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The higher average methanol prices in 2007 increased our natural gas and other costs related to our produced product and this decreased Adjusted EBITDA by approximately $96 million compared with 2006. For additional information regarding our natural gas agreements refer to the Summary of Contractual Obligations and Commercial Commitments section on page 23.
Impact of Sharing the Cost of Argentina Export Duties
During 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile. While our natural gas contracts provide that our natural gas suppliers are to pay any duties levied by the government of Argentina, we were contributing towards some of the cost of these duties prior to the curtailment of our natural gas supply from Argentina beginning in mid-June 2007. The total costs of sharing export duties on sales of methanol produced with natural gas from Argentina was $61 million in 2007 and $8 million in 2006. At December 31, 2007, none of our inventory was produced with natural gas from Argentina. Refer to the Risk Factors and Risk Management — Chile section on page 27 for more information.
Higher Distribution Costs
The cost to distribute methanol from our production facilities to customers is a significant component of our operating costs. Ocean shipping costs are the most significant component of our distribution costs and we have a fleet of ocean-going vessels under long-term time charter that contribute to our objective of cost-effectively delivering methanol to customers. Our ocean shipping costs increased by $16 million in 2007 compared with 2006. The increase in shipping costs in 2007 compared with 2006 was primarily due to increased fuel costs resulting from higher global energy prices.
The remaining costs to distribute methanol from our production facilities to customers primarily consist of the cost of in-market storage facilities and in-market distribution. In-market distribution costs will vary depending on the location of the customer and we recover a substantial proportion of these costs from customers. These costs increased during 2007 by $11 million, primarily due to an increase in in-market distribution costs as a result of an increase in sales volumes to customers in the Pacific Northwest region of North America. Most of these costs were recovered from our customers and this cost recovery has been included in revenue.
Lower Selling, General & Administrative Expenses
Our selling, general and administrative expenses decreased by $7 million in 2007 compared with 2006 primarily as a result of the impact of changes in our share price on our stock-based compensation expense. Our stock-based compensation expense for deferred, restricted and performance share units is impacted by changes in our share prices as these changes are recognized in earnings for the proportion of the service that has been rendered at each reporting date.
Unabsorbed Fixed Production Costs
We record fixed production costs per tonne based on normal operating rates for our production facilities. In periods when our production facilities operate below normal capacity, we record a charge to earnings related to unabsorbed fixed production costs. Unabsorbed fixed production costs increased by $18 million in 2007 compared with 2006 primarily as a result of lower Chile production.
20     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

Margin on the Sale of Purchased Methanol
We purchase methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of purchase and resale. In 2007, our cash margin was $39 million on resale of 1.5 million tonnes of purchased methanol compared with a cash margin of $20 million on resale of 1.1 million tonnes during 2006.
Depreciation and Amortization
Depreciation and amortization expense in 2007 was $112 million compared with $107 million in 2006. The increase in depreciation and amortization of $5 million is primarily the result of a draw down of Methanex produced methanol inventories in 2007 which includes depreciation charges.
Interest Expense

($ Millions)	2007	2006

Interest expense before capitalized interest	$48	$45
Less capitalized interest related to Egypt project under construction	(4)	—

	$44	$45

Interest expense before capitalized interest in 2007 was $48 million compared with $45 million in 2006. In May 2007, we reached financial close and secured limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. The increase in interest expense before capitalized interest relates primarily to the interest on the Egypt project limited recourse debt during 2007.
Interest and Other Income
Interest and other income was $27 million in 2007 compared with $10 million in 2006. The increase in interest and other income of $17 million was primarily due to higher returns on cash balances in 2007 compared with 2006.
Income Taxes
The effective tax rate for 2007 was 28%. The effective tax rate for 2006 was 27%. After excluding the unusual item related to the Trinidad tax adjustment (see below), the effective tax rate for 2006 was 31%. The statutory tax rate in each of Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014.
In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
During 2005, the government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $17 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $26 million during the first quarter of 2006. The adjustment includes a reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.
For additional information regarding income taxes, refer to note 11 of our 2007 consolidated financial statements.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     21

LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights

($ Millions)	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Cash flows from operating activities[1]	$494	$623
Changes in non-cash working capital	33	(154)

	527	469
CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(205)	(187)
Dividend payments	(55)	(53)
Proceeds on issue of long-term debt	132	—
Equity contribution by non-controlling interest	32	9
Repayment of long-term debt	(14)	(14)
Proceeds on issue of shares on exercise of stock options	10	8
Financing costs	(9)	—
Other, net	(5)	(8)

	(114)	(245)
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(76)	(42)
Plant and equipment construction costs, net	(202)	(21)
Other assets	(20)	—
Changes in non-cash working capital related to investing activities	18	35

	(280)	(28)

Increase in cash and cash equivalents	133	196
Cash and cash equivalents, end of year	$488	$355

[1]	Before changes in non-cash working capital.
Cash Flows from Operating Activities
Cash flows from operating activities before changes in non-cash working capital were $494 million in 2007 compared with $623 million in 2006. The decrease in cash flows from operating activities before changes in non-cash working capital is primarily the result of lower earnings in 2007 compared with 2006.
Non-cash working capital related to operating activities at December 31, 2007 decreased by $33 million compared with an increase of $154 million at December 31, 2006. The changes in non-cash working capital are primarily driven by the impact of changes in methanol pricing on our non-cash working capital balances, changes in inventory levels and timing of cash payments and collections.
Cash Flows from Financing Activities
Over the past two years we have returned a total of $500 million of cash to shareholders through share repurchases of $392 million and through regular quarterly dividend payments of $108 million.
In 2006, we commenced a normal course issuer bid that expired on May 16, 2007. On May 17, 2007, we commenced a new bid that expires on May 16, 2008. During 2007, we repurchased a total of 8.0 million common shares under these bids at an average price of US$25.45 per share, totaling $205 million. At December 31, 2007, we had repurchased a total of 4.4 million common shares under the current bid which has a maximum allowable repurchase of 8.7 million common shares. During 2006, we repurchased a total of 8.5 million common shares at an average price of US$21.91 per share, totaling $187 million.
We increased our regular quarterly dividend by 12% to US$0.14 per share per quarter, beginning with the dividend payable on June 30, 2007. Total dividend payments in 2007 were $55 million compared with $53 million in 2006.
22     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

In May 2007, we reached financial close and secured limited recourse debt of $530 million for a project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”), which is the company that is developing the project. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During 2007, a total $117 million of this limited recourse debt was drawn for construction activities. The remaining proceeds on limited recourse debt of $15 million relates to debt facilities obtained on the acquisition of an ocean-going vessel during 2007.
We repaid $14 million in principal on our Atlas limited recourse debt facilities in each of 2007 and 2006.
We received proceeds of $10 million and issued 0.6 million common shares on the exercise of stock options during 2007, compared with proceeds of $8 million on the issuance of 0.7 million common shares in 2006.
Cash Flows from Investing Activities
Additions to property, plant and equipment, which are comprised of turnarounds, catalyst and other capital expenditures, were $76 million for 2007 compared with $42 million in 2006. In 2007, we performed ongoing maintenance at all of our production facilities and completed major turnarounds at our New Zealand and Atlas facilities. Included in additions to property, plant and equipment for 2007 is $20 million for the acquisition of an ocean-going vessel that we acquired through a 50% interest in a joint venture.
During 2007, total capital expenditures were $202 million for the development and construction of the Egypt project. We estimate that the total remaining capital expenditures, excluding capitalized interest and working capital, to complete the construction of the Egypt methanol facility will be approximately $665 million and that these expenditures will be funded from cash generated from operations and cash on hand, cash contributed by the non-controlling shareholders and proceeds from the limited recourse debt facilities. At December 31, 2007, our 60% share of remaining cash equity contributions, excluding financing costs and working capital, is estimated to be approximately $175 million.
During 2007, our investments in other assets of $20 million primarily related to a financing agreement with one of our natural gas suppliers in Chile. During the fourth quarter of 2007, we entered into an agreement to provide US$40 million in financing to GeoPark Chile Limited to support and accelerate its natural gas exploration and development activities in southern Chile. During 2007, we funded $14 million under this agreement and this amount was recorded as an addition to other assets.
Summary of Contractual Obligations and Commercial Commitments
A summary of the estimated amount and estimated timing of cash flows related to our contractual obligations and commercial commitments as at December 31, 2007 is as follows:

($ Millions)	2008	2009-2010	2011-2012	After 2012	Total

Long-term debt repayments	15	34	247	308	604
Long-term debt interest obligations	43	81	69	65	258
Repayment of other long-term liabilities	15	10	6	27	58
Capital lease obligations	9	18	17	—	44
Natural gas and other, excluding Argentina	159	265	312	1,931	2,667
Argentina natural gas	69	143	155	779	1,146
Operating lease commitments	115	197	181	572	1,065
Project under construction	333	332	—	—	665

	758	1,080	987	3,682	6,507

The above table does not include costs for planned capital maintenance expenditures or any obligations with original maturities of less than one year.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     23

Long-Term Debt Repayments and Interest Obligations
We have $200 million of unsecured notes that mature in 2012 and $150 million of unsecured notes that mature in 2015. The remaining debt repayments represent the total expected principal repayments relating to the Egypt project and other limited recourse debt facilities, as well as our proportionate share of total expected principal repayments related to the Atlas limited recourse debt facilities. Interest obligations related to variable interest rate long-term debt were estimated using current interest rates in effect at December 31, 2007. For additional information, refer to note 6 of our 2007 consolidated financial statements.
Repayments of Other Long-Term Liabilities
Repayments of other long-term liabilities represent contractual payment dates or, if the timing is not known, we have estimated the timing of repayment based on management’s expectations.
Capital Lease Obligations
We have entered into a capital lease agreement for an ocean-going vessel. The above table includes the future minimum lease payments related to this capital lease. For additional information, refer to note 7(b) of our 2007 consolidated financial statements.
Natural Gas and Other, Excluding Argentina
We have commitments, other than those described in the Argentina Natural Gas section below, under take-or-pay contracts to purchase annual quantities of natural gas supplies and to pay for transportation capacity related to these supplies. We also have take-or-pay contracts to purchase oxygen and other feedstock requirements. Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are typical in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table represent only the take-or-pay quantity.
Natural gas supply contracts for our facilities in Chile and Trinidad and the natural gas supply contract for the methanol project under construction in Egypt are take-or-pay contracts, denominated in United States dollars and include base and variable price components to reduce our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive and provides gas suppliers with attractive returns. The amounts disclosed in the table for these contracts represent only the base price component. The above table also includes remaining obligations under a fixed price take-or-pay natural gas supply contract for our Waitara Valley facility which allows us to operate the facility until mid-2008.
Approximately 40% of the natural gas for our Chilean facilities is purchased from suppliers in Chile, primarily from Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, with a small percentage from GeoPark Chile Limited (GeoPark), an independent natural gas producer with operations in Chile. The natural gas commitments for our Chile facilities included in the above table relate to our natural gas contracts with ENAP. One of these natural gas supply contracts, which represents 20% of the contractual entitlements for our Chile facilities, has a base component and a variable price component determined with reference to our average realized price of methanol for the current calendar year and runs until mid-2009. Our remaining natural gas contracts with ENAP have a base component and variable price component determined with reference to 12-month trailing average published industry methanol prices. The expiration dates for these contracts range from 2017 to 2025.
24     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

We also have commitments for natural gas purchases under a 10-year exclusive natural gas supply agreement with GeoPark under which we will purchase all natural gas produced by GeoPark from the Fell Block in southern Chile. GeoPark has recently increased natural gas supply to our plants which has resulted in GeoPark currently supplying us with approximately 4% of our natural gas requirements in Chile. The pricing under this contract has a base component and a variable component determined with reference to a 3-month trailing average of industry methanol prices. The amount of natural gas purchased under this supply contract will depend on the amount of natural gas produced by GeoPark from the Fell Block.
In Trinidad, we also have take-or-pay supply contracts for natural gas, oxygen and other feedstock requirements. The variable component of our natural gas contracts in Trinidad is determined with reference to average published industry methanol prices each quarter and the base prices increase over time. The natural gas and oxygen supply contracts for Titan and Atlas expire in 2014 and 2024, respectively.
We have a long-term take-or-pay natural gas supply contract for the methanol project under construction in Egypt. We expect this facility to begin commercial operations in early 2010. The pricing for natural gas under this contract includes base and variable price components. The variable component of the natural gas contract in Egypt commences mid-2012 and is determined with reference to Methanex average realized prices of methanol each quarter. This contract expires 25 years from the start of the commercial operation of the facility.
Argentina Natural Gas
We have long-term take-or-pay natural gas supply contracts with suppliers in Argentina for approximately 60% of our current natural gas requirements for our Chilean operations and 80% of our natural gas requirements commencing mid-2009. The expiration dates range from 2017 to 2025 and natural gas export permits are in place for these contracts. The government of Argentina has significantly increased the tax on exports of natural gas from Argentina. In addition, since June 2007, the government of Argentina has curtailed all of the natural gas supply from Argentina to our Chile facilities. Future purchases of natural gas under these contracts will depend on whether natural gas exports are reinstated by the Argentina government, whether we can reach commercially acceptable arrangements with our gas suppliers and other factors.
Operating Lease Commitments
The majority of these commitments relate to time charter vessel agreements with terms of up to 15 years. Time charter vessels typically meet most of our ocean shipping requirements. We also secure additional vessels under a mix of contracts with terms of one to two years and through spot arrangements. We believe this structure provides an appropriate mix of shipping capacity, reflecting factors such as the location of our production facilities, the location and restrictions of the destination ports, and the risks associated with production, customer requirements and the general shipping market.
Project under construction
Project under construction includes the estimated total remaining capital expenditures to complete the construction of the 1.3 million tonne methanol facility in Egypt, excluding financing costs and working capital.
Financial Instruments
From time to time we enter into derivative financial instruments to limit our exposure to foreign exchange volatility and to variable interest rate volatility and to contribute towards achieving cost structure and revenue targets. At December 31, 2007, the fair value of our derivative financial instruments used to limit our exposure to foreign exchange volatility and to variable interest rate volatility approximates their carrying value of negative $9.8 million. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in foreign exchange rates and variable interest rates.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     25

Off-Balance Sheet Arrangements
At December 31, 2007, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.
Liquidity and Capitalization
We maintain conservative financial policies and we focus on maintaining our financial strength and flexibility through prudent financial management.

($ Millions, except where noted)	2007	2006

LIQUIDITY
Cash and cash equivalents	$488	$355
Undrawn credit facilities	250	250

	738	605

CAPITALIZATION
Unsecured notes	346	350
Limited recourse debt facilities, including current portion	251	137

Total debt	597	487
Non-controlling interest	41	9
Shareholders’ equity	1,335	1,209

Total capitalization	$1,973	$1,705
Total debt to capitalization[1]	30%	29%
Net debt to capitalization[2]	7%	10%

[1]	Defined as total debt divided by total capitalization.

[2]	Defined as total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
We have excellent financial capacity and flexibility. Our cash balance at December 31, 2007 was $488 million and we have an undrawn $250 million credit facility that expires in 2010. We invest cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Planned capital maintenance expenditures directed towards major maintenance, turnarounds and catalyst changes are estimated to be approximately $95 million for the period to the end of 2010. In addition, the costs to restart our 900,000 tonne per year Motunui facility in 2008 are estimated to be approximately $40 million.
We reached financial close and secured limited recourse debt of $530 million in May 2007 for a methanol project to construct a 1.3 million tonne per year methanol facility in Egypt. We estimate that the total remaining capital expenditures, excluding capitalized interest and working capital, to complete the construction of the Egypt methanol facility will be approximately $665 million and that these expenditures will be funded through our limited recourse debt facilities, cash generated from operations, cash on hand and cash contributed by the non-controlling shareholders. At December 31, 2007, our 60% share of remaining cash equity contributions, excluding financing costs and working capital, is estimated to be approximately $175 million.
We believe we are well positioned to meet financial requirements related to the methanol project in Egypt, complete our capital maintenance spending program, complete the restart of the Motunui facility, pursue new opportunities to enhance our leadership position in the methanol industry, pursue investment opportunities to accelerate the development of natural gas in southern Chile, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.
26     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

The credit ratings for our unsecured notes at December 31, 2007 were as follows:

Standard and Poor’s Rating Services	BBB— (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
RISK FACTORS AND RISK MANAGEMENT
We believe our strategy of creating value by maintaining and enhancing our leadership in the production, marketing and delivery of methanol to customers provides us with strategic advantages. However, as with any business, we are subject to risks that require prudent risk management. We believe the following risks, in addition to those described under Critical Accounting Estimates section on page 34, to be among the most important for understanding the issues that face our business and our approach to risk management.
Security of Natural Gas Supply and Price
We use natural gas as the principal feedstock for methanol and it accounts for a significant portion of our cost of sales and operating expenses. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If we are unable to obtain continued access to sufficient natural gas for any of our plants on commercially acceptable terms, or if we experience interruptions in the supply of contracted natural gas, we would be forced to reduce production or close plants, which could have an adverse effect on our results of operations and financial condition.
Chile
In Chile, we purchase all natural gas through long-term take-or-pay supply agreements. Currently, if we were receiving all of our gas contract entitlements, approximately 60% of the natural gas for our Chilean facilities would be purchased from suppliers in Argentina with the remainder supplied from gas suppliers in Chile, mainly by Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, and with a small percentage supplied by GeoPark Chile Limited (GeoPark), an independent natural gas producer with operations in Chile. Under current long-term natural gas supply contracts for our Chile facilities, the percentage of natural gas supplied from Argentina would increase to approximately 80% commencing mid-2009.
Since mid-June 2007, we have not received any natural gas supply from suppliers in Argentina, and as a result, we have been operating our facilities in Chile at significantly reduced rates since that time.
Over the past few years, Argentina has been experiencing energy shortages. To mitigate these shortages, the government of Argentina passed regulations that require Argentinean gas suppliers to give priority to supplying the domestic market. This, along with other delivery infrastructure issues, resulted in curtailments of gas supply to Chile. Prior to 2007, our production facilities in Chile suffered minor curtailments, primarily during the winter period in the southern hemisphere. Between 2004 and 2006, we lost between 50,000 to 100,000 tonnes of methanol production annually.
METHANEX Annual Report 2007 Management’s Discussion and Analysis     27

In 2007, the curtailments were much more significant as we lost approximately 1.6 million tonnes of methanol production. In mid-June of 2007, a compressor failure seriously impacted the natural gas delivery infrastructure in the province of Tierra del Fuego in Argentina and this issue, combined with increased domestic demand for natural gas in Argentina as a result of cold temperatures during the winter months, resulted in the curtailment of all of our natural gas supply from Argentina. Later in the year, the compressor issue was resolved and the domestic demand for natural gas in Argentina stabilized with warmer temperatures. We believe that there is currently sufficient natural gas production capability in the region to meet our full contracted supply from Argentina and that the pipeline that transports natural gas from southern Argentina to the more populated areas in central Argentina is operating at full capacity. However, the government of Argentina has not yet permitted the restoration of natural gas supply to our plants for reasons which, we believe, include maintaining domestic natural gas reserves that have decreased due, in part, to a lower level of oil and gas exploration and development activity in Argentina.
Prior to 2007, our Chilean operations had been somewhat isolated from this curtailment issue because of the location of our plants in the southernmost region of Chile and limited pipeline transportation capacity to the population centers in Argentina. There is only one major pipeline that runs from the south to the central region of Argentina. The government of Argentina is pursuing and has committed to pipeline expansion projects, although the timing of the commencement and completion of these projects is uncertain.
In July 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile from approximately $0.30 per mmbtu to $2.25 per mmbtu. This duty is reviewed quarterly and is adjusted with reference to a basket of international energy prices.
While our gas contracts provide that the gas suppliers must pay any duties levied by the government of Argentina, we contributed toward some of the cost of these duties when we were receiving natural gas from Argentina in 2006 and the first half of 2007. We have not received any gas from Argentina since June 2007, and we are in continuing discussions with our natural gas suppliers to reach commercially acceptable arrangements in the event that natural gas supply from Argentina is restored. There can be no assurance that we will be successful in entering into commercially acceptable arrangements with our natural gas suppliers from Argentina or that the impact of this export duty will not have an adverse effect on our results of operations and financial condition. As well, there can be no assurance that the natural gas suppliers will not take the position that the imposition of such duties or other actions of the Argentinean government relieves them of the obligation to deliver natural gas under the contracts.
There are many variables beyond our control that could affect whether we receive natural gas supply from Argentina and we are currently unable to provide a reasonable view as to the amount of natural gas supply, if any, that we might receive in 2008 and beyond. These variables include the actions of the government of Argentina, the level of future oil and gas exploration activity in Argentina, actions of our gas suppliers (including claims for contractual relief or claims of force majeure), outcomes of ongoing or future arbitration or other proceedings, weather and other variables that are currently unanticipated or beyond our control. We cannot provide assurance as to whether and when and to what extent our natural gas supply from Argentina will be restored or that we will be able to reach commercially acceptable arrangements with our natural gas suppliers, or that the impact of these issues will not have an adverse effect on our results of operations and financial condition.
During 2007, we also received less than our full natural gas supply from ENAP, our primary gas supplier in Chile, as a result of ongoing deliverability and production issues. This resulted in methanol production losses of approximately 0.4 million tonnes. We cannot provide assurance that ENAP will not continue to have deliverability and production issues or that the loss of natural gas supply to our plants in Chile as a result of such issues will not be greater than it has been in the past. Such losses could have an adverse effect on our results of operations and financial condition.
28     METHANEX Annual Report 2007 Management’s Discussion and Analysis

We continue to work on sourcing additional natural gas supply for our Chile facilities from alternative sources in Chile. We are pursuing investment opportunities with ENAP and GeoPark to help accelerate the development of natural gas in southern Chile. Both parties are undertaking gas exploration and development programs in areas of southern Chile that are relatively close to our production facilities. Their exploration and development efforts are encouraging, with ENAP and GeoPark recently announcing discoveries of commercial gas in this area. On November 26, 2007, we announced that we signed an agreement with GeoPark under which we will provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell Block in southern Chile. Under the arrangement, GeoPark will also provide us with all natural gas supply sourced by GeoPark from the Fell Block under a 10-year exclusive supply agreement. In 2007, GeoPark increased deliveries to our plants. We expect our natural gas supply from GeoPark to further increase over time. In November 2007, the government of Chile completed an international bidding round to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Exploration and development activities in these areas in southern Chile are expected to commence during the first half of 2008. We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Natural gas for our Trinidad methanol production facilities is supplied under long-term contracts with The National Gas Company of Trinidad and Tobago Limited. The contracts for Titan and Atlas expire in 2014 and 2024, respectively. Although Titan and Atlas are located close to other natural gas reserves in Trinidad, which we believe we could access after the expiration of these natural gas supply contracts, we cannot provide assurance that we would be able to secure access to such natural gas under long-term contracts on commercially acceptable terms.
Over the past few years, large industrial natural gas consumers in Trinidad, including Methanex, experienced periodic curtailments of natural gas supply. These curtailments resulted from a number of different factors including difficulties encountered in bringing new offshore natural gas delivery systems on line and various mechanical problems in the existing pipeline and distribution systems. Also, the commissioning of new facilities consuming large amounts of natural gas put stress on the natural gas delivery system. In 2007, one of the major gas producers in Trinidad brought on-stream two new gas platforms. As a result, we have seen a marked improvement in gas supply. While curtailments of natural gas to our facilities in Trinidad in 2007 were not significant, we cannot provide assurance that we will not experience further curtailments due to problems with gas delivery infrastructure in Trinidad and there can be no assurance that production losses will not be materially worse than we have experienced in the recent past.
New Zealand
We have restructured our New Zealand operations over the past few years due to natural gas supply constraints in New Zealand. In 2004, we idled two plants (with a total capacity of up to 1.9 million tonnes per year) at our Motunui site. Since then, we have been operating our 530,000 tonne per year Waitara Valley facility and have recently announced our intention to restart one idled 900,000 tonne per year Motunui methanol plant in mid 2008. We expect to continue to operate the Waitara Valley facility until the Motunui plant restarts. However, there can be no assurance that we will be able to secure additional gas for either of these facilities on commercially acceptable terms.
METHANEX Annual Report 2007 Management’s Discussion and Analysis     29

Commodity Price Cyclicality and Methanol Supply and Demand
The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals and global energy prices. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher cost plants have been shut down or idled when methanol prices are low but there can be no assurance that this trend will occur in the future. Demand for methanol largely depends upon levels of global industrial production, changes in general economic conditions and energy price.
We are not able to predict future methanol supply and demand balances, market conditions, methanol prices or global energy prices, all of which are affected by numerous factors beyond our control. As a result, we cannot provide assurance that demand for methanol will increase at all, or increase sufficiently to absorb additional production, or that the price of methanol will not decline. Since methanol is the only product we produce and market, a decline in the price of methanol would have an adverse effect on our results of operations and financial condition. We also cannot provide assurance that high cost plants would be shut down or idled if the price of methanol were to decline.
Changes in environmental, health and safety requirements could also lead to a decrease in methanol demand. The United States Environmental Protection Agency (EPA) is preparing internal reports relating to the human health effects of methanol including its potential carcinogenicity and its final report is expected to be released in early 2010. Currently, the EPA does not classify methanol with respect to carcinogenicity. We are unable to determine at this time whether the EPA or any other body will reclassify methanol. Any reclassification could reduce future methanol demand which could have an adverse effect on our results of operations and financial condition.
Demand for Methanol in the Production of Formaldehyde
In 2007, methanol for the production of formaldehyde represented approximately 40% of global methanol demand. In 2004, the United States National Cancer Institute (NCI) published the results of a study that concluded there is a “possible causal association” between formaldehyde exposure and nasopharyngeal cancer. The NCI is updating its original study and this update is expected to be completed and released in the first half of 2008.
Based in part on the NCI study, the International Agency for Research on Cancer (IARC) upgraded formaldehyde from a “probable” to a “known” carcinogen in 2004. IARC, while not a regulatory body, is influential in setting standards and protocols for various regulatory bodies around the world.
Also in 2004, the EPA began the process of preparing an internal study that could lead to a reclassification of formaldehyde in its Integrated Risk Information System (IRIS). IRIS is the EPA’s database on human health effects that may result from exposure to various chemicals in the environment. IRIS is also influential as it is used by other countries for setting their national chemical exposure limits. It is expected that the EPA will await the findings from the updated NCI study before finalizing its review. The EPA will also be reviewing data indicating a possible link between formaldehyde exposure and leukemia in animals. It is expected that the EPA review will be released in mid-2008. Currently, the EPA classifies formaldehyde as “a probable human carcinogen.”
In 2005, the United States Department of Health and Human Services announced that formaldehyde has been nominated for reconsideration in the National Toxicology Program’s (NTP) 12th Report on Carcinogens. The NTP is an interagency program that evaluates agents of public health concern and currently lists formaldehyde as “reasonably anticipated to be a human carcinogen.” Also in the US, the California Air Resources Board (CARB) voted to implement new limits for formaldehyde emitted from composite wood products. The new limits will be implemented commencing January 1, 2009.
30     METHANEX Annual Report 2007 Management’s Discussion and Analysis

There are proposals in a number of other countries to reclassify formaldehyde and reduce permitted formaldehyde exposure levels. We are unable to determine at this time whether any of these countries or any other bodies will reclassify formaldehyde, or whether these or any other regulatory proposals will come into effect. Any reclassification could reduce future methanol demand for use in producing formaldehyde, which could have an adverse effect on our results of operations and financial condition.
Demand for Methanol in the Production of MTBE
In 2007, methanol for the production of MTBE represented approximately 14% of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles. During the 1990s, environmental concerns and legislation in the United States led to the introduction of a federal oxygenate standard for gasoline that resulted in increased demand for MTBE for use in gasoline to reduce automobile tailpipe emissions. Subsequently, concerns were raised regarding the use of MTBE in gasoline because gasoline containing MTBE leaked into groundwater in the United States, principally from underground gasoline storage tanks, and was also discharged directly into drinking water reservoirs from recreational watercraft. MTBE is more easily detectable in water than many other gasoline components. The presence of MTBE in some water supplies led to public concern about MTBE’s potential to contaminate drinking water supplies. Several states including California, New York, New Jersey and Connecticut, have, since 2003, banned the use of MTBE as a gasoline component and this reduced demand for methanol in the United States.
In 2005, the United States federal government passed the Energy Policy Act (EPACT), which contains provisions that had the effect of further reducing demand for MTBE in the United States. While EPACT did not provide for a federal ban on the use of MTBE in gasoline, it waived the federal oxygenate standard for gasoline effective May 2006 and did not provide MTBE producers and blenders with defective product liability protection.
In 2007, we believe that methanol was not used in the United States to make MTBE for use in domestic fuel blending, however, approximately 0.9 million tonnes per year of methanol continues to be used in the production of MTBE in the United States for non-fuel use and for export markets. Demand for methanol for MTBE in the United States may decline further. The pace of decline of such demand is uncertain and will be determined by various factors including the export economics of MTBE producers in the United States.
Additionally, the Environmental Protection Agency in the United States is preparing an Integrated Risk Information System (IRIS) review of the human health effects of MTBE including its potential carcinogenicity, and its final report is expected to be released in mid-2010. The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to the storage and handling of MTBE-containing fuel were recommended. However, governmental efforts in some European Union countries to promote bio-fuels and alternative fuels through legislation and tax policy are putting competitive pressures on the use of MTBE in gasoline in Europe. Several European MTBE production facilities are now producing ethyl tertiary butyl ether (ETBE), which does not contain methanol, to take advantage of these tax incentives to produce bio-fuels.
Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe that there is potential for continuing growth in MTBE use outside the United States and Europe. Our belief is based on actions being taken around the world to reduce lead, benzene and other aromatics in gasoline and to improve the emissions performance of vehicles generally. A number of Asian countries, including China, have adopted European specifications for gasoline formulations. This is expected to lead to increased consumption of MTBE in these markets.
All of these recent developments lead us to believe that in 2008 and 2009, global demand for MTBE may decline slightly due to declining MTBE production in the United States and increasing incentives for biofuels in Europe and Latin America. However, we expect that demand for MTBE in Asia and the Middle East will remain healthy.
We cannot provide assurance that further legislation banning or restricting the use of MTBE or promoting alternatives to MTBE will not be passed or that negative public perceptions won’t develop outside of the United States, either of which would lead to a further decrease in the global demand for methanol for use in MTBE.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     31

Foreign Operations
We currently have substantial operations and investments outside of North America, including Chile, Trinidad, New Zealand, Egypt, Europe and Asia. We are subject to risks inherent in foreign operations such as: loss of revenue, property and equipment as a result of expropriation, import or export restrictions, nationalization, war, insurrection, terrorism and other political risks, increases in duties, taxes and governmental royalties, renegotiation of contracts with governmental entities, as well as changes in laws or policies or other actions by governments that may adversely affect our operations.
In addition, because we derive substantially all of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar and the euro. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in euros and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.
Operational Risks
Substantially all of our earnings are derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, power failures, longer than anticipated planned maintenance activities, loss of port facilities, natural disasters or any other event, including unanticipated events beyond our control, which could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to our customers. A prolonged plant shutdown at any of our major facilities could have an adverse affect on our revenues and operating income. Excess capacity within our fleet of ocean vessels resulting from a prolonged plant shutdown or other event could also have an adverse effect on our operating income. Additionally, disruptions in our distribution system could adversely affect our revenues and operating income. Although we maintain operational and construction insurances, including business interruption insurance and delayed start-up insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.
Our trade in methanol is subject to duties in certain jurisdictions. We cannot provide assurance that the duties that we are currently subject to will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of current or future duties, if levied.
32     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

Project under Construction
We are currently constructing a 1.3 million tonne per year methanol facility with our joint venture partners in Egypt. While we believe that our estimates of project costs and anticipated completion for the Egyptian project are reasonable, we cannot provide any assurance that the cost estimates will not be exceeded or that the facility will commence commercial production within the anticipated schedule, if at all.
New Capital Projects
As part of our strategy to strengthen our position as the global leader in the production and marketing of methanol, we intend to continue to pursue new opportunities to enhance our strategic position in the methanol industry.
Our ability to successfully identify, develop and complete new capital projects is subject to a number of risks, including finding and selecting favourable locations for new facilities where sufficient natural gas and other feedstock is available through long-term contracts with acceptable commercial terms, obtaining project or other financing on satisfactory terms, developing and not exceeding acceptable project cost estimates, constructing and completing the projects within the contemplated schedules and other risks commonly associated with the design, construction and start-up of large complex industrial projects. We cannot assure you that we will be able to identify or develop new methanol projects.
Competition
The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Our competitors also include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions.
Environmental Regulation
The countries in which we operate have laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with any of these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.
Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. These laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts that complied with applicable laws at the time such acts were performed. The operation of chemical manufacturing plants and the distribution of methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur material costs or liabilities.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     33

OUTLOOK
Methanol is a global chemical commodity and our earnings are significantly affected by fluctuations in the methanol price, which is directly impacted by the balance of methanol supply and demand. Demand growth for methanol is driven primarily by growth in industrial production, energy prices and the strength of the global economy.
We estimate that global demand for methanol in 2007 increased by approximately 4% over 2006 to a total of 40 million tonnes. The increase in demand was driven primarily by an increase in demand for methanol in China, both in traditional chemical derivatives and non-traditional energy applications such as fuel blending and DME. Also there was healthy global demand for methanol in the traditional chemical derivatives markets. During 2007, there were numerous smaller scale capacity additions in China representing approximately 3.5 million tonnes per year. In 2007, the major capacity additions outside of China included the 1.7 million tonne per year Zagros 1 facility in Iran and the 1.0 million tonne per year facility in Oman.
During the second half of 2007 global inventory levels were very low as a result of planned and unplanned supplier outages, including our own Chile facilities, and strong demand. As a result, methanol prices increased substantially in October and continued to increase over the remainder of 2007. During 2008, we expect to see new non-traditional demand growth for methanol for energy related uses such as DME and fuel blending. We believe that supply and demand fundamentals will be balanced to tight during 2008 and that methanol prices will be underpinned by strong demand in China and global energy prices.
Over the two-year period to the end of 2009, it is expected that new capacity and expansions will add approximately 5.1 million tonnes of capacity to the global industry outside of China. We believe that this new capacity could be offset by demand growth outside of China, import growth into China and closures of high cost capacity in the industry. We believe that outside China, approximately 2.0 million tonnes of capacity could shut down as a result of high feedstock prices including various plants in India, Germany, Eastern Europe, the United States and Russia.
By the end of 2009, we believe that China will add in excess of 10 million tonnes of new methanol capacity. We also believe that most of this new capacity will be coal-based production that will meet domestic Chinese derivative and energy market demand for methanol and is not expected to compete in the international market with natural gas produced methanol. The Chinese methanol industry has historically operated at low rates and there has been increasing pressure on its cost structure as a result of escalating feedstock costs for both coal and natural gas based producers, and the cost for Chinese producers to export has escalated as a result of reduced fiscal incentives and an appreciating local currency. In addition, the majority of the methanol produced in China is coal-based which is typically lower quality and often not suitable for many international customers. We also believe that methanol demand growth for both traditional and energy related uses will remain strong in China which will require significant capacity expansion and good operating rates in China in order to satisfy the growth in its domestic demand. As a result, under a normal pricing environment, we believe that substantially all existing and new methanol capacity in China will be consumed in the local market and that imports of methanol into China will increase over time.
The methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and competitive cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.
CRITICAL ACCOUNTING ESTIMATES
We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See note 1 to our 2007 consolidated financial statements for our significant accounting policies.
34     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

Property, Plant and Equipment
Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2007, the net book value of our property, plant and equipment was $1,542 million. We estimate the useful lives of property, plant and equipment and this is used as the basis for recording depreciation and amortization. Recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. An impairment charge is recognized in cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset. The impairment charge is equal to the amount by which the net book value of the asset exceeds its fair value. Fair value is based on quoted market values, if available, or alternatively using discounted expected future cash flows.
There are a number of uncertainties inherent in estimating future net cash flows to be generated by our production facilities. These include, among other things, assumptions regarding future supply and demand, methanol pricing, availability and pricing of natural gas supply, and production and distribution costs. Changes in these assumptions will impact our estimates of future net cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. As at December 31, 2007, we performed asset impairment analysis for certain of our production assets and determined that an impairment charge was not required.
Asset Retirement Obligations
We record asset retirement obligations at fair value when incurred for those sites where a reasonable estimate of the fair value can be determined. At December 31, 2007, we had accrued $15 million for asset retirement obligations. Inherent uncertainties exist because the restoration activities will take place in the future and there may be changes in governmental and environmental regulations and changes in removal technology and costs. It is difficult to estimate the true costs of these activities as our estimate of fair value is based on today’s regulations and technology. Because of uncertainties related to estimating the cost and timing of future site restoration activities, future costs could differ materially from the amounts estimated.
Income Taxes
Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future tax assets, when appropriate, to reflect the uncertainty of realization of future tax benefits. In determining the appropriate valuation allowance, certain judgments are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the use of existing loss carryforwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carryforwards and other income tax deductions will be used to offset future taxable income otherwise calculated. Our management routinely reviews these judgments. At December 31, 2007, we had future income tax assets of $299 million that are substantially offset by a valuation allowance of $236 million.
The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, our results of operations and financial position could be materially impacted.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     35

NEW CANADIAN ACCOUNTING STANDARDS ADOPTED IN 2007
Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges. These standards address when an entity should recognize a financial instrument on its balance sheet and how it should measure the financial instrument once recognized. These standards also provide guidance on applying hedge accounting and provide alternative treatments for entities that choose to designate qualifying transactions as hedges for accounting purposes. Comprehensive income is also introduced as a concept in Canadian accounting with a requirement to present certain unrealized gains and losses outside net income.
As a result of the adoption of these new standards, as at December 31, 2007, unrealized losses of $8.7 million relating to derivative financial instruments used to hedge exposure to variability in foreign exchange rates and variable interest rates were recorded in accumulated other comprehensive income.
ANTICIPATED CHANGES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Inventories
In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section became effective for our Company beginning January 1, 2008. We are currently reviewing the impact of this Section and do not believe this will have a material impact on our financial results.
Financial Instruments — Disclosure and Presentation
In December 2006, the CICA issued Section 3862, Financial Instruments — Disclosure and Section 3863, Financial Instruments — Presentation. These sections revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed. These Sections became effective for our Company beginning January 1, 2008. We are currently reviewing the impact of these Sections and their impact on our disclosure and presentation of financial instruments.
Capital Disclosures
In December 2006, the CICA issued Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. This Section became effective for our Company beginning January 1, 2008. We are currently reviewing the impact of this Section and its impact on our capital disclosures.
International Financial Reporting Standards
In 2005, the Canadian Accounting Standards Board (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS) which are issued by the International Accounting Standards Board (IASB). On February 13, 2008, the AcSB confirmed January 1, 2011 as the official transition date for publicly listed Canadian companies to report under IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed. We are currently assessing the future impact of these new standards on our consolidated financial statements.
36     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

There are currently provisions under National Instrument (NI) 52-107, as set forth by Canadian Securities Administrators (CSA) that permits SEC issuers, including domestic issuers that are SEC registrants, to file with Canadian securities regulators using financial statements prepared in accordance with US GAAP. However, the CSA have tentatively concluded that they should not allow Canadian companies to use US GAAP as a reporting framework for financial years beginning on or after January 1, 2009, with the exception that SEC registrants filing US GAAP financial statements in Canada for financial years ending on or before December 31, 2008, could continue doing so for five years (i.e. until 2013), at which time they would need to adopt IFRS.
SUPPLEMENTAL NON—GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian GAAP, we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, return on capital employed, operating income, cash flows from operating activities before changes in non-cash working capital, income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to help readers determine our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, stock-based compensation expense and other non-cash items net of cash payments, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

($ Millions)	2007	2006

Cash flows from operating activities	$527	$469
Add (deduct):
Changes in non-cash working capital	(33)	154
Stock-based compensation, net	(9)	(13)
Other, net	(11)	1
Interest expense	44	45
Interest and other income	(27)	(10)
Income taxes — current	161	154

Adjusted EBITDA	$652	$800

Return on Capital Employed (ROCE)
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate returns in excess of our cost of capital. Return on capital employed is calculated by dividing income before unusual items and interest expense (after tax) by average productive capital employed. Average productive capital employed is calculated as the sum of average total assets less the average of Egypt plant under construction and the average of current non-interest bearing liabilities.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     37

Operating Income and Cash Flows from Operating Activities before non-Cash working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statement of income and consolidated statement of cash flows, respectively.
Income before Unusual Items (After-Tax) and Diluted Income before Unusual Items (After-Tax) per Share
These supplemental non-GAAP measures are provided to help readers compare earnings from one period to another without the impact of unusual items that are considered by management to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

($ Millions, except where noted)	2007	2006

Net income	$376	$483
Add (deduct) unusual items:
Future income tax adjustment related to retroactive change in tax legislation	—	(26)

Income before unusual items (after-tax)	$376	$457
Diluted weighted average number of common shares outstanding (millions)	102	109
Diluted income before unusual items (after-tax) per share	3.68	4.18

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three months ended
($ Millions, except where noted)	Dec 31	Sep 30	Jun 30	Mar 31

2007
Revenue	731	395	466	674
Net income	172	23	36	145
Basic net income per share	1.74	0.24	0.35	1.38
Diluted net income per share	1.72	0.24	0.35	1.37

2006
Revenue	668	519	461	460
Net income	173	113	82	115
Basic net income per share	1.62	1.05	0.75	1.02
Diluted net income per share	1.61	1.05	0.75	1.02

A discussion and analysis of our results for the fourth quarter of 2007 is set out in our fourth quarter of 2007 Management’s Discussion and Analysis filed with Canadian Securities Administrators and the US Securities and Exchange Commission and incorporated herein by reference.
SELECTED ANNUAL INFORMATION

($ Millions, except where noted)	2007	2006

Revenue	2,266	2,108
Net income	376	483
Basic net income per share	3.69	4.43
Diluted net income per share	3.68	4.41
Cash dividends declared per share	0.545	0.485
Total assets	2,870	2,453
Total long-term financial liabilities	656	542

38     METHANEX   Annual Report 2007   Management’s Discussion and Analysis

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2007, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded our disclosure controls and procedures are effective.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.
KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007. The attestation report is included on page 43 of our consolidated financial statements.
Changes in Internal Control over Financial Reporting
There have been no changes during the year ended December 31, 2007 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.
METHANEX   Annual Report 2007   Management’s Discussion and Analysis     39

FORWARD-LOOKING STATEMENTS
Statements made in this document that are based on our current objectives, expectations, estimates and projections constitute forward-looking statements. These statements include forward-looking statements both with respect to us and the chemicals industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. Forward-looking statements are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements.
Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements, including, without limitation, worldwide economic conditions; conditions in the methanol and other industries, including the supply of methanol; demand for methanol and its derivatives; actions of competitors and suppliers; actions of governments including changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; risks attendant with methanol production and marketing, including operational disruption; risks attendant with carrying out capital expenditure projects, including the ability to obtain financing and complete the projects on time and on budget; availability and price of natural gas feedstock; global energy prices; foreign exchange risks; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; risks associated with investments and operations in multiple jurisdictions; and other risks discussed in the Risk Factors and Risk Management section on page 27 in our 2007 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
40     METHANEX   Annual Report 2007   Management’s Discussion and Analysis